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                                                                    EXHIBIT 12.2

                     [Mountain Bank Holding Company Logo]

                               October __, 1997



RE:  Mountain Bank Holding Company Shares

     Since you have expressed an interest in acquiring shares of our Company's common stock, I would like to inform you that the Board of Directors has announced a stock offering for Mountain Bank Holding Company, the parent company of Mt. Rainier National Bank.

     During Phase I of this new offering (November 1 through November 30, 1997), 29,370 of the 100,000 shares being offered have been reserved for new shareholders on a first come, first served basis. New shareholders may acquire from a minimum of 100 shares to a maximum of 2,500 shares at $12.50 per share.

     If shares are still available after November 30, 1997, they will be offered to both existing and new shareholders on a first come, first served basis from December 1 through December 31, 1997, unless the offering is terminated earlier.

     Please review the enclosed prospectus for a full explanation of the offering. If you are interested in purchasing stock, complete the subscription agreement and return it with your check or money order made payable to Mountain Bank Holding Company.

     We appreciate the interest you have expressed in the Bank and the Company. If you have any questions regarding this offering, please contact Sandi Franz, Roy Brooks, or me at the Bank.


                                  Sincerely,



                                  Steve W. Moergeli
                                  President, Mt. Rainier National Bank